May 14, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:                      Pamela Long

Re:          Spiral Energy Tech., Inc.
Registration Statement on Form S-1
Filed February 11, 2015
File No. 333-183360

Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated March 10, 2015 (the “Comment Letter”) relating to the Registration Statement on Form S-1 (Amendment No. 5) (the “Registration Statement”) of Spiral Energy Tech., Inc. (“Spiral” or the “Company”) filed on February 11, 2015. The Company is simultaneously filing Amendment No. 6 to the Registration Statement (the “Amendment”).  On behalf of the Company, we respond as set forth below.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

General

1.
Please revise your disclosure to indicate that the selling shareholders are “underwriters” who will sell at a fixed price for the duration of the offering. The shares that you are registering for resale were issued in 2010, 2011 and 2012 while the company was a shell company as the term is defined in Securities Act Rule 405. As a result, the Rule 144 safe harbor from the definition of an “underwriter” is not available for your selling shareholders, including in the context of a registered offering. For additional guidance, please see Question 137.01 of the Securities Act Rules Compliance and Disclosure Interpretations available on our website, and refer to comment one of our letter dated January 13, 2014.

Response:

The Company notes that it has already included in the prior amendments to the Registration Statement that so long as there is no existing market for the securities under Item 501(b)(3) and Schedule A, paragraph 16, and until the Company’s shares are quoted on the OTCQB, the shares will be sold at a fixed price, and at market prices thereafter.  The Staff is advised that the Company intends to request a broker-dealer application under Section 15c-211 for submission to FINRA which, upon approval, would establish a market for the securities after which time the offering price limitation will cease.  See also, “Plan of Distribution” which states as follows: “The selling stockholders may sell some or all of their shares at a fixed price of $0.10 per share until our shares are quoted on the OTCQB, and thereafter at prevailing market prices or privately negotiated prices”, “The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales”, and “Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act.”

The Company is not a shell company as defined under Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”).  Release 33-8587 adopting the shell company definition in Rule 405 (the “Shell Release”) provides that a shell company is a “registrant” with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal assets.”  Rule 405 also defines “Registrant” as “the issuer of securities for which a registration statement is filed” (emphasis added).

The Staff contends in the comment reproduced above, that shares issued in 2010, 2011 and 2012 were issued at the time the company was a shell company.  At the time of formation of the Company and during the private sale of securities in 2010-2012 to the founders, and friends and family, the Company was not a shell company and could not have been a shell company as no registration statement was filed – thus the Company was not a “Registrant” at that time.  The shares sought to be registered presently were issued prior to filing of a Registration Statement, before the Company became a “Registrant” and therefore, under the Shell Release and Rule 405’s plain language, a shell cannot exist merely from incorporation events and initial founder sales of securities.

Release No. 33-8407 (the “Proposing Release”) proposed the addition of the term “shell company” to Rule 405.  The definition (as reproduced above) was described as follows: “It does not include many of the concepts used in those definitions, such as “development stage company,” and company with “no specific business plan or purpose.” Accordingly, a development stage company is not a shell company, although it could be a shell company if it also has at the time of becoming a registrant, no or nominal operations, etc.  The Company is a “Development Stage Entity” as indicated in the caption included in the filed financial statements included in the Registration Statement.

 The Company while in the development stage currently does not satisfy the definition of shell company as promulgated in Rule 405, as a company with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal assets because the Company has significant operations.  During the period of 2010-2012 when the shares sought to be registered were issued, the Company was a privately held company in the organizational phase that issued founders shares to a discrete group of primarily unrelated friends and family of the founders and commenced operations focused on solar energy installation, finance and research.  There is no authority that it is the position of the SEC that the Shell Release or the Proposing Release declared every newly incorporated venture that subsequently seeks to register shares (as the Staff seems to be asserting) to be deemed a shell company because it was incorporated and then commenced or added operations.  There exists no law, rule, regulation or release that the Staff has cited or can cite that makes shell status not wholly-dependent on the adopted shell definitions in Rule 405 (“no or nominal operations, etc. of a Registrant”).  The Staff’s comment would create an entirely new class of shell, based on the Staff’s subjective view that a newly incorporated entity would be a shell because it attracted capital to commence operations while a private company, and prior to seeking registration.  Virtually every company begins with filing of Articles or Certificate of Incorporation, followed by initial capitalization, followed by commencement of operations.  This could not possibly be the intent of the SEC that every new corporation is a shell because it was started as a private business and received capital to operate.   Such a blanket condition applicable to new and emerging business activity or newly incorporated private startups is contrary to the intent and purposes of Congress in encouraging registration, with the associated liability scheme that attaches to sales of registered securities by company founders and others.

The Company also informs the Staff that the Company has undergone an exhaustive examination of its affairs by attorneys in the Miami Regional Office of the SEC which has been completed.  The Staff is likely aware that the Enforcement Division concluded its examination and determined to take no action.  The examination is part of an enforcement initiative targeting shell company formations that are a sham, and the Company’s counsel was advised that the Company was referred by the Division of Corporation Finance in connection with the SEC’s shell review, “Operation Shell-Expel” or related enforcement activities.  See http://www.sec.gov/news/pressrelease/2015-44.html#.VQno4I54rYg.

The examination has been completed since October 2014 with the Enforcement Division confirming in a letter to the Company that it does not intend to recommend any enforcement action against the Company (see below).  Thus, the Company’s assertion that it is not a shell in its SEC filings, after review of the filed Registration Statements and exhibits, has not resulted in any allegation of false or misleading statements or otherwise inaccurate filings, including related to the non-shell status of the Company.

The Company was served with a Subpoena dated April 16, 2014 related to a “private investigation” undertaken by the Division of Enforcement of the Miami Office pursuant to a Formal Order of Investigation authorized under Section 20(a) of the Securities Act, and an examination under Section 8(e) of the Act captioned “In the Matter of Spiral Energy Tech., Inc.” (FL-03872).  The Company fully cooperated with the investigation and the Company’s CEO Ezra Green, the founder of the Company, and counsel to the Company, each provided sworn testimony.  A copy of the Subpoena is attached as Exhibit A.

The Company produced 735 megabytes1 of data pursuant to the Subpoena consisting of emails, documents, agreements and correspondence responsive to 31 separate requests for documents and communications related to the Company, its business, finances, investors, books, records, accounting, management and other matters from the period of approximately January 1, 2008 to April 2014.  The requests sought, among other things, documents and communications sufficient to identify the assets, and the purpose or plan for the Company, exhibits (including drafts) of numerous S-1 Exhibits attached to the Registration Statement filings made between August 16, 2012 and March 1, 2014, information, documents and communications related to the “Business” section of the Registration Statements, and many other items that prove the Company is not a shell.

Following such production and two full days of sworn testimony, including direct testimony on the technologies, patents, contracts, history, business activities, engineering, management and assets of the Company, no further information or requests were received.  The witnesses were asked directly if the Company was a shell or a blank check company.  As per the prior responses to the Staff comment letters regarding shell status, and as repeated herein, the witnesses answered in the negative.

This unprecedented (in our experience) costly examination of a tiny private startup operation working on a limited budget, has already cost thousands of dollars and many man-hours.  The Company is funded by the personal funds of a founder and under 20 investors with limited resources which funds would be better spent on the Company’s business development.  The Company has endured repeated comment letters which disregard management’s views and instead seek to inject the Staff opinions and theories of the Company’s “shell” status over the plain language of Rule 405 the Shell Release and the Adopting Release, over the statements and views of  management and counsel to the Company responsible for and who accept liability associated with the truth and accuracy of the filings, and ignoring tens of thousands of pages of documents produced to the Enforcement Division.  Furthermore, the founders, by registering their holdings, are willing to subject their sales to the liability scheme associated with sales made under a prospectus under the Securities Act (rather than pursuant to Rule 144 which carries no such liability) which is and should be the preferred position of the SEC.

The Enforcement Division concluded its activities and issued a letter dated October 2, 2014 a copy of which is attached as Exhibit B stating “We have concluded the investigation as to Spiral Energy Tech, Inc. and Northern Wind Energy Corp.  Based on the information we have as of this date, we do not intend to recommend any enforcement action by the Commission against the Companies”.

The Company’s statements are credible, including its active business activity and purpose, and supported by documentary evidence and sworn testimony.  If the Enforcement Division had been persuaded that the Company was a shell, the Enforcement Division would have taken further action to deny registration to the Company via an Order under Section 17(a) of the Securities Act or a stop order proceeding.   Hundreds of actual shells whose management could not verify or validate the purposes, activities, or finances of such entities, or which entities could not demonstrate the availability of management or skills associated with their business purposes, have been sanctioned, fined or removed from active registration.  In certain cases publicly reported by the SEC, management and owners of such entities simply could not be located as evidence of potential shell sham or fraudulent activities.  None of these factors are present and this is not the case for the Company.   Merely being a small company in an early stage is not tantamount to shell status and does not give the Staff the authority to deny Company registration under the Securities Act if the Company does not admit shell status exists despite repeated insistence of the Staff.

To summarize, the Company does not have “no or nominal operations” which is an absolute condition of the rules and regulations pertaining to shells and the literal shell definition in Rule 405.  For the Staff’s benefit we repeat below a synopsis of the history and development of the Company’s business.  At least as early as 2010, as a private company, the Company was engaged in pursuing its business plan in solar energy research and contracting and was in the development stage.  The Company funded the purchase of a residential power plan solar customer agreement for cash, purchasing a photovoltaic system as early as December 2011, with its commensurate financial and service obligations.  The Company’s limited resources were utilized to embark on what continues as its current business of solar energy technology, with the intention of acquiring additional assets and exploring additional opportunities in solar.  The Company after formation acquired and sold solar panel monitoring and management patents while it sought to explore re-launching development of its own monitoring device with plans developed by Clear Skies Solar, Inc. and/or Carbon 612, Inc., and attracted Ezra Green (founder and CEO of Clear Skies Solar, Inc./Carbon 612, Inc.) to its team.  The Company generated income from the sale of patents, and the purchaser successfully achieved settlements from defendants which resulted in payments to the Company from lawsuits enforcing the patents.  The Company is actively involved in developing solar and non-solar technology in support of autonomous vehicles, as described under “Business,” has several new filed patents and has engaged consultants and engineers to develop and program its solar enabled way station design for long distance autonomous drones.  The Company’s business has available to it from advances that could be made from its parent, Fuse Science, Inc., over $500,000 since issuing a controlling stake (51%) of the Company in a reorganization, which has funded engineering, design, patenting, marketing and beta testing.  During this same period, the Company was impacted by tremendous changes in solar tax credits, economics, regulation and costs, causing the Company to retool and modify its solar credit based-model moving away from solar system sales and finance of installations intended to generate tax credits.  The experienced management has decades of history in alternative and clean energy systems, including prior public company management positions.

1 Although merely a rough estimate, according to industry sources the number of pages within a file greatly varies with the type of file.  According to one source, 63 pages per megabyte of Word documents or 97 pages per megabyte of email documents is possible.  The Company has not counted the pages delivered but based on this rough estimate over 70,000 pages of Company records could have been produced in response to the Subpoena.  http://www.setecinvestigations.com/resources/techhints/Pages_per_Gigabyte.pdf.

For these reasons, and the reasons set forth in the Company’s response to the Staff’s letter dated January 13, 2014, the Company is not a shell company.  Accordingly, the selling shareholders are not “underwriters” who are required to sell at a fixed price for the duration of the offering (rather than until a market develops).  Additionally, to the extent any other exemption from registration would be available, such as under Rule 144 or Section 4(a)(1) of the Securities Act of 1933, as amended, the sellers would not be bound to sell at a fixed price.

2.
Please note that you are required to file a marked copy of an amendment on EDGAR pursuant to Rule 310 of Regulation S-T. Please ensure that you file a marked copy of future pre-effective amendments to the registration statement. Refer to Rule 472(a) of Regulation C and comment 1 of our letter dated September 3, 2013.

Response:

Future amendments on EDGAR will be accompanied by a marked copy of future pre-effective amendments.

3.	As the number of shares subject to registration has changed, please provide an updated Calculation of Registration Fee table with your next amendment.

Response:

Amendment No. 6 contains an updated Calculation of Registration Fee table.

Prospectus Summary, page 2

SkyPorts Drone Support Technology, page 2

4.
You repeatedly state that developing the SkyPort technology is your primary focus, and that the XTRAX technology is your secondary focus. Please revise to make apparent what these designations mean in terms of your business plan.

Response:

Our business plan has not changed insofar as XTRAX will have a longer time to market than SkyPorts, as presently planned. XTRAX UL approval and testing is an extended process.  It is also anticipated that XTRAX could be incorporated into the SkyPorts when the UL approval is obtained, and the Company is planning to conduct that review after UL approval.  Accordingly, we believe the current primary/secondary focus accurately and adequately states our priorities.  Additional language describing the primary focus has been added under “Business” and elsewhere in the prospectus.

XTRAX® Remote Monitoring System, page 3

5.
Please revise to make apparent, here and elsewhere as necessary, that Ragonap’s royalty equal to 10% of your profit from the use of the XTRAX patent is limited to $250,000, as disclosed on page F-13. Please also clarify what balance of the $250,000 remains and how you applied the 66,668 Endeavor shares issued to Ragonap “as its 10% royalty” toward this amount.

Response:

The Company has provided disclosure under “Revenue Related to Licensing and Enforcement of Patents” in Amendment No. 6 to respond to the Staff’s comments above.  As disclosed in Amendment No. 6, to date Ragonap has received royalty payments consisting of: (i) $10,000 cash and 66,668 shares of Endeavor IP, Inc. (“Endeavor”) common stock, valued at $0.75 per share on the date of issue, received in connection with the Company’s May 2013 agreements with Endeavor and (ii) 10% of the cash license fee payments paid to the Company by Endeavor in connection with the settlement of 2 lawsuits, the terms of which are confidential.

6.
You state in the final paragraph on page 3 that Spiral must rely on financing from Fuse, sales of Endeavor’s stock, and other identified sources due to its own limited operating capital. Please revise to disclose that there is no assurance that financing will continue to be available from these sources, and provide disclosure of this risk under “We will likely require up to $1,500,000 in the next 12 months…” on page 6. Please also disclose the market value, based on a recent share price, of your remaining 299,994 shares of Endeavor’s common stock. Please also clarify the nature of the “license fees from Endeavor”. We assume that you are referring to the 20% royalty the Endeavor must pay you from its net revenues from Enforcement Activities and Sales Transactions, discussed in the preceding paragraph on page 3. Please clarify the nature of these “license fees”.

Response:

The Company has included in Amendment No. 6 the disclosure requested above.

Special Note Regarding Forward Looking Statements, page 5

7.
You state twice that you “do not undertake any obligation to publicly update or revise any forward-looking statements.” Please revise your disclosure to clarify that you will do so as required by applicable law. Please refer to comment 19 of our letter dated September 12, 2012.

Response:

The Company has included in Amendment No. 6 “except as required by applicable law” following the statement cited by the Staff.

Risk Factors, page 6

8.
Please include a risk factor discussing any conflicts of interest that may arise by virtue of Messrs. Green and Stevenson’s positions with Fuse, Northern Wind Energy, Carbon 612 Corporation, and Greentech Investors Forum, as well as any limitations on the amount of time that they may be able to devote to Spiral as a result of these positions.

Response:

We do not characterize the relationship of Messrs. Green and Stevenson to Fuse, Northern Wind Energy, Carbon 612 Corporation or Greentech Investors as giving rise to conflicts of interest.  However, we have disclosed that they do not devote their exclusive time to the Company and that conflicts of interest could arise.

9.
Please include a risk factor discussing the difficulties that you may have in implementing your business plan, which focuses heavily on developing technology, in light of Mr. Green’s lack of a relevant technical background and your company not having spent any funds on research and development to date.

Response:

The Company has spent approximately $102,060 through the date hereof on research and development of its SkyPorts.  Carbon 612Clear Skies Solar had spent additional sums developing XTRAX and the Company has committed to developing XTRAX further..  To the extent such amounts are not separately identified in the financial statements reported in accordance with GAAP for the Company, this is not indicative of their having not been any funds spent.  The Company has added to its risk factors that Mr. Green does not have a technical degree and may not be considered to possess relevant technical background to personally engineer or prepare software for the Company’s activities, but that such resources are acquired from outside the Company.

10.
You disclose on page 24 that other companies use the same technology as is used in your XTRAX system in their solar and other installations. If material, please include a risk factor discussing the implications of this fact. Please also provide disclosure regarding this fact in the competition portion of your Business section.

Response:

Inasmuch as no revenue is derived from XTRAX at the present time, and the only revenue related to XTRAX has been from enforcement of the patents against other companies that use the same technology as is used in XTRAX, we do not believe the fact that other companies use the same technology is material.  Related information is disclosed under “Competition.”

Risks Relating to our Business, page 6

Our independent registered public accounting firm has issued an opinion on our financial…page 6

11.
Please revise to clarify that your auditor’s opinion states that your losses since inception, insufficient revenue to cover operating costs or develop your operating plan, accumulated deficit and possible inability to raise further equity all raise substantial doubt about your ability to continue as a going concern.

Response:

The clarification requested has been added to Amendment No. 6 under the last paragraph of the paragraph presently titled “Business.”

If we are unable to protect our patented technologies, our business could be harmed, page 7

12.
Please revise to disclose the risks raised by the fact that Endeavor may license the XTRAX patent to potential competitors, and that Endeavor’s interest in the XTRAX patent may be different from yours.

Response:

The requested risks have been added to Amendment No. 6 under “XTRAX® Remote Monitoring System – Competition.”

13.
In the final paragraph under this heading you refer to various agreements that you have entered into with employees, consultants, corporate partners and advisors. Please file any material agreements. In this regard, we note your reference to Mr. Green’s assignment of his patent application for the SkyPort technology to you on page 21, but that no assignment agreement has been filed in the exhibit list.

Response:

Agreements have been added to the exhibit list and the agreements filed with Amendment No. 6.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Share Issuances, page 15

14.
You state in the penultimate sentence on this page that on September 8, 2014 the Board of Directors determined that Mr. Bhansali’s shares should vest immediately. Please describe the “qualifying event” that caused the shares to vest.

Response:

The qualifying event was solely the Board’s determination to vest and no other qualifying event was involved in the determination.  Accordingly, no additional description would be accurate.

 Results of Operations, page 16

15.
Please describe in greater detail the reasons for changes in revenues and operating expenses from period to period so that your MD&A will help investors better understand whether historical results are indicative of future performance. See Instruction 3 to Item 303 of Regulation S-K. For example, please elaborate on the facts and circumstances of your receipt of the royalty in June 2014 so that investors may understand whether this was a one-time event or whether this source of revenue may be ongoing. Similarly, please revise to clarify the drivers behind the increases in professional fees, and general and administrative expenses, in the interim periods ended September 30, 2014 and for the year ended December 31, 2013. Please consider this comment in drafting your MD&A for fiscal year ended December 31, 2014 as well.

Response:

The Company has included greater detail in Amendment No. 6 to the MD&A as required by Instruction 3 to Item 303.

Liquidity and Financial Condition, page 18

16.
You state on page 19 that it will be necessary to raise $1.5 million in funds through the sale of common stock or through convertible notes in order to fully implement your business plan in the next twelve months. Revise to disclose whether you have any such sales imminently planned. Revise to disclose whether your new management/ownership has committed to provide loans in the absence of such debt or equity issuances.

Response:

The Company has no understanding with any investors or broker-dealers. The Company has generally described its need to raise additional capital as a risk and goal. Disclosure was added about funding from the Company’s parent and the ceasing of operations.

Limited Operating History; Need for Additional Capital, page 19

17.
Please explain your disclosure here to indicate the extent to which you are using cash in your operations on a monthly basis, how much is needed to meet your obligations over the next twelve months in addition to the amount needed to fully implement your business plan over that period, and to describe the milestones or timelines to commencement of your intended operations. Please include disclosure of your needed capital by identifying the steps that will need to be complete to implement your business plan, including the categories of anticipated expenses and the projected timeline for each step. Consider including the information in tabular format. We note that such disclosure was included in your previous amendments. Please refer to comment 17 of our letter dated September 12, 2012.

Response:

The Company’s current monthly burn rate has been inserted in Amendment No. 6 at $25,000.  As noted in Comment No. 16, the Company has indicated $1.5 million is the approximate amount needed to implement the business plan as it is presently conceived over the 12 month period indicated.  The prior tabular information has been omitted because the SkyPorts business is new and untested and relates to servicing an industry that has not yet come into being.  The technical aspects, marketing aspects, prospective customers, vendors, contractors, licenses, engineering and similar attributes are not capable of ready prediction.  The XTRAX business, while a primary (not secondary) focus, which would be offered to an existing industry infrastructure of manufacturers, installers, home owners and commercial enterprises, differs markedly from the SkyPort.  There are no milestones or timelines that the Company has adopted and any tabular presentation would by speculation which the Company has not undertaken.  The amount of financing needed and the steps required to implement and complete the business plan are evolving and are unknown at this time, and may be determined as a result of influence that the Company may bring to various constituencies that may not yet have identified a need or desire for SkyPorts, but may once the existence of the Company’s capabilities become known.  The Company has inserted its estimated cost associated with being a public company.

Business, page 20

18.
Please revise to disclose how you propose to distribute your products. For example, you state on page 22 that you intend to distribute and install your XTRAX systems on all new sub-100kW systems in the United States, but it is unclear how you intent to accomplish this goal. Please see Item 101(h)(4)(iii) of Regulation S-K.

Response:

The Company believes that the personal business contacts in renewable energy will be crucial to the initial adoption or testing of SkyPorts and XTRAX.  The Company may also seek to distribute its SkyPorts and XTRAX via individual installers, distribution centers and through small manufacturers.  Distribution arrangements with large contractors with distribution outlets and HVAC (heating and air conditioning) service companies are also potential distribution means.  We have revised the “Market Opportunity” description and deleted the language on page 22 as indicated above referencing installation of XTRAX on all new sub-100kW systems.

19.
Please revise to state with specificity what the current status of your announced products is. Please refer to Item 101(h)(4)(iii). It is unclear what stage of development your SkyPorts technology is in, or the current status of your previously announced MAXTRAX product. Similarly, you do not make apparent that you have yet to design the circuit board for your XTRAX system until page 22, making it difficult for an investor to understand how far from market your product may be.

Response:

The Company has revised the disclosure regarding the stage of development of SkyPorts and XTRAX throughout the prospectus.

Background, page 20

20.
Your disclosure indicates that you are incorporated in the State of Nevada. Please note that a search of the Nevada Secretary of State’s website, http://nvsos.gov, identifies your company’s status as in “Default,” and that your business license expired on January 31, 2015. Please explain, and include risk factor disclosure regarding your expired business license as appropriate. Note as well that in order for counsel to opine that the shares registered for resale are validly issued, you must validly exist under the laws of the jurisdiction in which you are incorporated.

Response:

The Company is reported as “Active” and not in Default as reported by the Nevada Secretary of State.

SkyPorts Drone Support Technology, page 20

21.
Please revise to describe your SkyPorts technology so that an investor may clearly understand how the product would function. It is unclear, for example, whether your technology will be compatible with current models of drones, whether current drones would require modification to use your technology or whether manufacturers would need to produce new models of drones compatible with your technology, whether your technology is autonomous or each SkyPort would require an attendant, how long the charging process would take, and so forth. It is similarly unclear why your customers would need to license software from you, what adaptable hardware you are referring to on page 20, or why you refer to a prototype engaging in line-of-sight flight at the bottom of that page.

Response:

The Company has revised and expanded the disclosures concerning the SkyPorts and drone programs throughout the prospectus.

Products and Services, page 20

22.
Please clarify whether you have currently developed your landing pad. Please also clarify whether the landing pad is a separate product from your charging stations, and the significance of the “low-level” beacons that you refer to.

Response:

The Company has revised and expanded the disclosures concerning the SkyPorts and drone programs throughout the prospectus.

Technology, Manufacturing and Suppliers, page 20

23.
You state that you have engaged hardware and software engineers, consultants and third-party manufacturers to develop SkyPort prototypes. Please disclose what arrangements you have made, and file any material contracts with these parties as exhibits. Please also disclose the names of your manufacturers, who appear to be your principal suppliers. Please refer to Item 101(h)(v).

Response:

The Company has revised and expanded the disclosures concerning the SkyPorts and drone programs throughout the prospectus.

Regulatory Approvals, page 21

24.	Please clarify why FAA regulatory approvals are relevant to your proposed technology, which is not a drone and, as currently described, does not engage in any form of flight.

Response:

The Company has revised and expanded the disclosures concerning the FAA and regulatory impact on SkyPorts and drone programs throughout the prospectus.

Competition, page 2

25.
Please advise as to the basis of your statements regarding the SkySense Charging Pad, including that it is not for constant or commercial remote use and that it may have adverse effects on batteries. Please also revise to disclose, as necessary, whether your own product may also be unsuitable for constant use and may have adverse effects on batteries.

Response:

The Company has revised and expanded the disclosures concerning the SkySense Charging Pad.  The Company has not included information related to adverse effects and constant use as such information would be speculative.

XTRAX Remote Monitoring System, page 21

Market Opportunity, page 22

26. Please clarify why your company, which produces monitors for energy sources rather than operates photovoltaic units or other renewable energy sources, would acquire RECs, as stated in the second sentence under this heading. Please also clarify what market you are referring to in the final sentence of the second paragraph under this heading, in which you state that your unit may present you “with a good opportunity to obtain significant market share.”

Response:

Renewable Energy Credits (RECs) generated by renewable energy sources, because they were and still are a source of income for solar or wind system owners and financiers, require verification.  The Company’s monitors would be an element of the verification process, and useful if REC transfer markets develop, for trading RECs or as a component of a REC acquisition program the Company could launch.  The Company has revised the disclosure to clarify the meaning and deleted the reference to “good opportunity” as speculative.  Any company such as was sought by the Company in its initial activities when it acquired its first solar contract, could acquire RECs either alone or as a component of financing, contracting or installation of solar energy systems.

Competition, page 22

27.	Please clarify the meaning of “revenue-grade” as it is used here.

Response:

The Company has deleted the references to revenue grade meters.

Intellectual Property, page 23

28.	Please explain how Endeavor would generate revenue through “enforcement” of the patent you sold in May of 2013.

Response:

Endeavor IP, Inc. (“Endeavor”) is a patent assertion entity. As Endeavor describes in Endeavor’s Annual Report on Form 10-K filed January 29, 2015, “We are now solely in the business of the commercialization and development of intellectual property assets.  Our activities generally include the acquisition and development of patents through internal or external research and development, and the monetization of those patents which was initialized on May 13, 2013 when we purchased certain intellectual property rights from Mesh Comm, LLC (“Mesh”) and Solid Solar Energy, Inc., n/k/a Spiral Energy Tech, Inc. (“Solid Solar”),” and key elements of their business strategy includes the following:

Successfully License and Enforce Patents with Significant Royalty Potential

As part of the patent evaluation process, significant consideration is also given to the identification of potential infringers, industries within which the potential infringers exist, longevity of the patented technology, and a variety of other factors that directly impact the magnitude and potential success of a licensing and enforcement program.

We are seeking to hire individuals trained in commercialization and in evaluating potentially infringing technologies and in presenting the claims of our patents and demonstrating how they apply to companies we believe are using our technologies in their products or services. These presentations can take place in a non-adversarial business setting, but can also occur through the litigation process, if necessary.

Ultimately, we will execute patent licensing arrangements with users of our patented technologies through licensing negotiations, without the filing of patent infringement litigation, or through the negotiation of license and settlement arrangements in connection with the filing of patent infringement litigation.

29.
In the final paragraph under this heading you refer to the “Company’s patent.” Please revise to clarify what patent this is, as it appears that the only patent the company possessed was sold to Endeavor in May 2013.

Response:

The Company has revised the language to clarify the Company owns multiple patent applications and inserted a list, naming the applications, the filing or issue date, and the area of coverage of the applications.

30.	Please disclose the status of Endeavor’s two lawsuits that you describe here, and whether a settlement of one led to the initial royalty payment that you disclose here and elsewhere in the prospectus.

Response:

The Company does not participate in the Endeavor lawsuits and only receives periodic accounting reports relative to any royalty payments due and owing.  The Company has clarified that the initial royalty payment was in connection with settlement by Endeavor of lawsuits but the terms of such lawsuits, including the defendants, is intended to be kept confidential by the Company (although such information can be obtained from the court dockets and SEC filings of Endeavor).

Executive Compensation, page 26

31.	The (1) next to the column heading Stock Awards in your table of executive compensation appears to be in error. Please revise.

Response:

The requested revision has been made.

32.	Please revise to provide disclosure regarding the vesting of Mr. Bhansali’s outstanding stock awards in September 2014. Please refer to Item 402(o)(2) of Regulation S-K.

Response:

The requested information has been added.

33.
Please disclose all compensation that Mr. Green received for services rendered to you in all capacities. Please refer to 402(m)(1). In this regard we note your statement on page 27 that Fuse paid Mr. Green $64,000 funded by a loan from you, as well as your disclosure on page F-10 of the payment of 1 million shares of company stock, valued at $52,200, to Mr. Green on September 2, 2014 as compensation for services rendered. Neither of these payments are disclosed here or included in your summary compensation table.

Response:

The requested information has been added.

Related Party Transactions, page 26

34.
Please disclose your transaction with your founder Mr. Kesner and your 2010 transaction with Paradox Capital Partners, which he is the sole member and manager of. Please refer to Items 404(c) and (d)(2) of Regulation S-K and comment 19 of our letter dated September 3, 2013. In this regard, as a founder, we note that Mr. Kesner appears to be a promoter within the meaning of Rule 405.

Response:

Rule 405(2) states:  All persons coming within the definition of promoter in paragraph (1) of this definition may be referred to as founders or organizers or by another term provided that such term is reasonably descriptive of those persons' activities with respect to the issuer.  Accordingly, Mr. Kesner’s description as a founder throughout the Registration Statement is satisfactory to identify Mr. Kesner as a promoter under Item 404.

Item 404 (c) and (d)(2) of Regulation S-K by their terms require details for registration statements filed on Form S-1 and “that had a promoter at any time during the past five fiscal years.”  Instruction 2 to Item 404(d) however provides that the information for smaller reporting companies shall be given for the period and “for the fiscal year preceding the small reporting company’s last fiscal year.”  Thus transactions in 2010 are not required to be included.  Other than cash investment and intangible services, such as business opportunity development and contract review as a shareholder, Mr. Kesner provided no additional assets and only provided cash investment to the Company.  For a period of time the Company listed an office address shared by another company founded by Mr. Kesner for which no rent was paid, which has been added to the prospectus.

Security Ownership of Certain Beneficial Owners and Management, page 28

35.	Please revise your table under this heading, and the table of Selling Stockholders, to reflect Mr. Green’s beneficial ownership of your stock by virtue of his control over Fuse.

Response:

The requested information has been added.

Selling Stockholders, page 29

36.
You state that the selling stockholders have not had a material relationship with you within the last three years other than as described in the footnotes to the table of selling stockholders. Please revise to note that Mr. Green is your sole executive and a director.

Response:

The Company has provided the requested information.

37.
We note your footnote (1) disclosure and your Plan of Distribution Disclosure on page 31 related to the selling stockholders’ ability to sell the shares under Rule 144. Please be advised that to the extent that the shares being offered by the selling stockholders constitute shares issued by a shell company, your disclosure must be revised to discuss the restrictions imposed upon resales of shell company shares pursuant to Rule 144. Refer to Rule 144(i) and comment 32 of our letter dated September 12, 2012.

Response:

See Response to Comment 1, above.

December 31, 2013 Financial Statements

38.	Please note the financial statement updating requirements in Article 8-08 of Regulation S-X.

Response:

 The audited December 31, 2014 and 2013 financial statements and the interim unaudited March 31, 2015 and 2014 financial statements have been added.

September 30, 2014 Financial Statements

39.	Please explain the accounting treatment for the merger and capital transactions on October 1, 2014, with Fuse and related parties.

Response:

●
On October 1, 2014, Fuse Science, Inc.  entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) with Spiral Energy Tech., Inc., a Nevada corporation (“Spiral”), and Spiral Acquisition Sub, Inc., our newly formed, wholly-owned Nevada subsidiary (“Acquisition Sub”). Upon closing of the transactions contemplated under the Merger Agreement (the “Merger”), which occurred concurrently with entering into the Merger Agreement, Acquisition Sub merged with and into Spiral, and Spiral, as the surviving entity, became a 51% majority-owned subsidiary of the Company.

At the closing of the Merger, 51% of the outstanding shares of Spiral (the “Spiral Shares”) were canceled and exchanged for an aggregate of One Hundred and Fifty Million (15,000,000) newly issued shares of Common Stock, par value $ 0.0001 per share, of the Company, (the “Common Stock”) or, at the election of any holder of the Spiral Shares who, as a result of receiving shares of the Company’s Common Stock in connection with the Merger would hold in excess of 5% of the issued and outstanding shares of the Company’s Common Stock, shares of Series C Convertible Preferred Stock, par value $0.001 per share (the “Series C Preferred Stock”). At the closing, 3,269,808 common stock and 3,200,000 convertible Series C preferred stock were issued to the Spiral's shareholders.  Series C preferred stock is convertible into 11,730,192 common shares.

The 49% of Spiral Energy tech, Inc. not owned by Fuse Science, Inc. is accounted for as a non controlling interest on Fuse financial statements

40.	Regarding the October 1, 2014 merger agreement with Fuse Science, please revise to address the following:

●	Quantify the transaction consideration. Based on Fuse’s most recent filing, it appears the acquisition was transacted all in stock.

●
Explain the business purpose for why Fuse, an apparent non-shell operating company that already had a 1934 Exchange Act reporting obligation, would acquire 50% of another reporting company in an unrelated line of business.

●	Explain why Fuse did not acquire 100% of the Company.

●	Identify the party(ies) that own the remaining 49% of the Company.

Response:

The purpose of the investment for the Company was to obtain needed capital to continue to develop the Company’s technology, expand its patent application portfolio, and expand its operations as the Company and its founders continue to advance the technology related to solar energy and autonomous vehicles.  The investment in the Company also made available to Fuse new public company experienced management for Fuse who assumed the day to day operations and added new board members aligned with the business purpose of Fuse as the Company’s current controlling shareholder.  Fuse, which has generated revenue in the past from operations and has the ability to attract investment, was determined to be an acceptable investor by the board of directors and the principal shareholders.

 The staff’s representation that the Company is a reporting company is factually inaccurate.  The Company is closely held, has no trading symbol, and is not required to file any reports under either Section 15(d) of the Securities Act of 1933, as amended, or Section 13 of the Securities Exchange Act of 1934, as amended.   No registration under either act for the Company has been declared effective.  The investment (by Fuse) in another company which may become a reporting company is not an unusual event, nor would investment in an existing reporting company be an unusual event, and such investment would not be governed by any special law, rule or regulation cited by the staff under the federal securities laws.  Such matters are governed by state law and the federal law requires only appropriate disclosure of such matters.  In the event that the Fuse ownership becomes passive and Fuse were to hold under 50% in the future, the Company is aware that special rules under the Investment Company Act of 1940, as amended, may impact Fuse should it become an inadvertent investment company.

In negotiations leading to the investment, the Company rejected Fuse’s overture to acquire 100% and thereafter negotiated terms for the acquisition of 51% which management and the principal shareholders accepted.  The identity of the Company’s principal shareholders are accurately publicly reported in the registration statement as to which this comment letter relates.  Additionally, the SEC has previously received copies of the transfer agent report identifying each of the record and beneficial holders of any shares of the Company.  A further copy of the transfer agent report will again be provided to the staff.

Please see the response to comment 39 for how the acquisition was transacted.

Part II – Information Not Required in Prospectus, page 33

41.	Please include the dealer prospectus delivery obligation on the outside cover page of your prospectus. Please refer to Item 502(b) of Regulation S-K.

Response:

The Company has added the requested language.

***

The Company hereby acknowledges the following:

●	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

●	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (315) 207-3223 if you have any questions or comments.  Thank you.

Very truly yours,

Ezra Green

cc:           Harvey Kesner, Esq.
Sichenzia Ross Friedman Ference LLP